Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Three Months Ended March 31, 2012	Twelve Months Ended March 31, 2012	Years Ended December 31,
			2011	2010	2009	2008	2007

Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$391	$1,305	$1,362	$1,394	$503	$1,364	$977

Fixed charges as defined	115	394	388	412	416	369	357

Capitalized interest	—	—	—	—	—	—	(4)

Preference security dividend requirement	(7)	(27)	(27)	(27)	(24)	(26)	(25)

Total earnings, as defined	$499	$1,672	$1,723	$1,779	$895	$1,707	$1,305

Fixed charges, as defined:
Interest charges	$104	$353	$346	$368	$376	$330	$320

Preference security dividend requirement	7	27	27	27	24	26	25

Rental interest factor	4	14	15	17	16	13	12

Total fixed charges, as defined	$115	$394	$388	$412	$416	$369	$357

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.34	4.24	4.44	4.32	2.15	4.63	3.66